JD Davis

F. Jerome Davis, also known as "JD" grew up in the great Pacific Northwest and attended local area schools. Developing a love for music at a very young age he immediately began the journey of chasing his dreams to become a record label executive and music producer and founded WayOutRecords. This journey awarded him the opportunity to produce hip hop and R&B albums and sign several music licensing deals with MTV.

Not forgetting the struggles he had as a youth, JD has always held a special place in his heart for community, and founded an annual WayOut Fun Day and "Free Holiday Giveaway" which has provided food, gifts and back to school supplies for over 20,000 youth since its inception.

Awaken from a dream in 2005, JD created kid-friendly Rodney Raccoon and friends as a way to educate children using music and technology as the platform to engage their young minds. Through Rodney Raccoon they have reached over fifteen million children through their projects and community outreach programs. They have also released several CD's & DVD's, received national awards and international distribution and currently promoting their new project Rodney Goes Green and environmental education project while working on a national children's television show.

JD severed as a council member for the Metro Parks Advisory Council and a board member for the Tacoma Kiwanis. He is a senior fellow in the American leadership Forum (ALF) and in 2011 was voted top 40 under 40 for business, goodwill and giving back to his community.

Work experience:

Way Out Kids, Inc, President, CEO

Dec 2019 – Present

Way Out Kids, Inc is a for-profit company that creates entertaining-educational content in the form of animated TV shows, books, music, and live shows.

Way Out Kids (DBA of Building Youth Through Music, nonprofit), President

Jan 2006 - Present

WayOut Kids' is an organization dedicated to educating youth through music and multimedia. Since our inception in 2006 we've produced several shorts, DVD's, CD's and curriculum based products. Our current project "Rodney Goes Green" is an environmental project designed to educate youth about polluted runoff and simple behavioral changes they can make to help reduce it.